INAMED                                    INAMED CORPORATION
                                          3800 Howard Hughes Parkway
                                          Suite 900
                                          Las Vegas, NV 89109
                                          (702) 791-3388
                                          Fax:  (702) 791-1922

NEWS RELEASE
FOR IMMEDIATE RELEASE

COMPANY CONTACT:                    DONALD K. MCGHAN
                                    (702) 791-3388

AGENCY CONTACT:                     JIMMY CAPLAN
                                    (805) 569-0076

             INAMED CORPORATION STOCK TO TRADE ON OTC BULLETIN BOARD

                     Company Receives Notice of Default From
           Majority Holders of 11% Secured Convertible Notes Due 1999

LAS VEGAS, NV - June 11, 1997 - INAMED  Corporation,  (OTC Bulletin Board: IMDC,
PSE: INA) a global medical and surgical device company headquartered here, announced that, effective today, the company's common stock will trade on the OTC Bulletin Board under the symbol IMDC. The company's common stock will continue to trade on the Pacific Stock Exchange under the symbol INA.

The Nasdaq Listing Qualifications Panel (the "Panel") informed the company that it had determined to delete the company's securities from the Nasdaq Stock Market effective June 11, 1997. The Panel noted that the company's anticipated filing date for its 1996 10-K is two months beyond the April 15, 1997 deadline, and even if the company were successful in completing its 10-K and first quarter 1997 10-Q filings by the end of this week, it would remain non-complaint with the net tangible assets requirement.

The company also said that it had received a Notice of Default from Appaloosa Management and its affiliates, who are holders of more than 50 percent in principal amount of INAMED's 11% Secured Convertible Notes due 1999 (the "Notes"). Although the company is current in its payment obligations with respect to the Notes, the Notice of Default relates to noncompliance with various financial covenants and the non-delivery of opinions and certificates due under the

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indenture  governing  the Notes.  The  Notice of Default is not an  acceleration notice under the indenture; instead, it simply purports to increase the interest rate on the Notes to the default rate of 14.5%.

"Frankly," stated Donald K. McGhan, INAMED Chief Executive Officer and Chairman, "we are somewhat puzzled by Appaloosa's delivery of this Notice of Default. We were virtually finished with the negotiation of a restructuring of the Notes, in which the conversion price would be fixed at $5.50 per share instead of 85% of market, and the exercise price of the proposed warrants needed to help fund the settlement of the breast implant litigation would have an exercise price of $8.00 per share if the common stock maintained a value of at least $10.00 per share for specified measurement period. The purpose of this proposed restructuring was to cure and waive all past defaults and provide certainty as to the conversion price of the Notes. As previously announced, the restructuring would have also entailed a $15 million reduction in the company's debt through the return of the escrow fund. Those monies would be replaced when needed to fund the settlement with the capital raised through the new warrants."

Mr. McGhan continued, "On Monday, upon completion of the negotiations for this restructuring, we voluntarily informed Appaloosa that the Board of Directors had authorized the adoption of the Shareholder Rights Plan that was announced yesterday morning. Incidentally, the Board's right to adopt such a plan was specifically discussed during the negotiations. Yesterday afternoon, without any further discussion and apparently quite angry, Appaloosa sent us the Notice of Default. While we are certainly willing to resume discussions toward a restructuring, we regard Appaloosa's latest action as a transparent attempt to further its own agenda to the detriment of the company's stockholders. Their Notice has no practical effect other than to damage the company's ability to obtain an auditor's opinion on the financial statements, and to increase the interest payable on the Notes."

Mr. Mcghan concluded, "If Appaloosa's motive is to see the Notes paid off, we would be happy to do so. In fact, we are in active discussions with a financial institution that would be willing to undertake a refinancing of the Notes. However, we suspect that Appaloosa's motive is less salutary, and that they are instead seeking to pressure the company, or seize control themselves, so as to alter the beneficial settlement already in place for the breast implant litigation in a manner that would allow them to own a much greater percentage of the company's equity. We are not sympathetic to this brand of vulture investing, and we will take all appropriate actions to protect our shareholder's investment in the company."

INAMED has 26 operating subsidiaries in the United States, Europe, Mexico, Latin America and Asia. The company develops, manufactures and markets medical devices for the plastic and reconstructive, bariatric and general surgery.

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